

06006306

41 3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 4850l

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Techmeyer Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 John Galt Boulevard
_____
(No. and Street)

Omaha   Nebraska   68137
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dana F. Cole & Company, LLP
_____
(Name – if individual, state last, first, middle name)

JUN 13 2006

THOMSON FINANCIAL

1248 O Street, Suite 500   Lincoln   Nebraska   68508
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Thomas M. Teckmeyer___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Teckmeyer Financial Services, L.L.C.___ , as of ___December 31___ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public 2/28/06

GENERAL NOTARY - State of Nebraska
JOSEPH R HEARN
My Comm. Exp. Feb. 25, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, L.L.C.

OMAHA, NEBRASKA

FINANCIAL STATEMENTS

DECEMBER 31, 2005

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Teckmeyer Financial Services, L.L.C. as of December 31, 2005, and the related statements of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
February 10, 2006

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS
Cash in bank	3,463
Temporary investments	90,571
Commissions receivable	67,248
Interest receivable	1,281
Employee receivables	360
Prepaid expenses	20,534
Total current assets	183,457

FURNITURE AND EQUIPMENT
Furniture and fixtures	34,084
Office equipment	10,119
Computer equipment	34,075
	78,278
Less accumulated depreciation	(68,292)
Total furniture and equipment	9,986

OTHER ASSETS
Deposit with clearing organization	25,000

TOTAL ASSETS	218,443

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	7,421
Salaries and commissions accrued	39,136
Taxes accrued	2,699
Total current liabilities	49,256

MEMBERS' EQUITY
Members' equity	169,187

TOTAL LIABILITIES AND MEMBERS' EQUITY	218,443

See accompanying notes to financial statements.

2

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2005

REVENUES	
Commissions	1,175,095
EXPENSES	
Advertising	13,634
Commissions	644,623
Computer expense	20,424
Contract labor	7,200
Correspondent fees	44,653
Depreciation	6,047
Donations	7,067
Dues and subscriptions	1,888
Entertainment	641
Insurance	35,397
Miscellaneous	276
Outside services	1,000
Pension expense	3,702
Postage	2,276
Printing	969
Professional fees	3,180
Registrations and permits	825
Regulatory expenses	13,929
Rent	48,399
Repairs and maintenance	7,281
Salaries	238,327
Special events - clients	1,754
Supplies	2,099
Taxes	25,277
Telephone	11,161
Training	2,223
Total expenses	1,144,252
INCOME FROM OPERATIONS	30,843
OTHER INCOME (EXPENSE)	
Interest income	16,125
NET INCOME	46,968
MEMBERS' EQUITY, beginning	122,219
MEMBERS' EQUITY, ending	169,187

See accompanying notes to financial statements.

SUBORDINATED LIABILITIES, January 1, 2005	- 0 -
Increases None	- 0 -
Decreases None	- 0 -
SUBORDINATED LIABILITIES, December 31, 2005	- 0 -

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
    Commissions received   1,151,180
    Interest received   16,087
      Cash provided by operating activities   1,167,267

    Cash paid for salaries and commissions   880,949
    Cash paid for operating expenses   267,135
      Cash disbursed for operating activities   1,148,084

      Net cash provided by operating activities   19,183

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of furniture and equipment   (2,400)

      Net cash used in investing activities   (2,400)

NET INCREASE IN CASH AND CASH EQUIVALENTS   16,783

CASH AND CASH EQUIVALENTS, beginning of year

CASH AND CASH EQUIVALENTS, end of year   16,783

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2005

Reconciliation of Net Income to Net Cash
  Provided by Operating Activities

Net income	46,968
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation and amortization	6,047
(Increase) Decrease in:	
Commissions receivable	(23,915)
Interest receivable	(38)
Employee receivables	600
Prepaid expenses	(3,068)
Increase (Decrease) in:	
Accounts payable	(9,069)
Salaries and commissions accrued	2,001
Taxes accrued	(343)
Total adjustments	(27,785)
Net cash provided by operating activities	19,183

See accompanying notes to financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

Teckmeyer Financial Services, L.L.C. is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

Organization Costs

Costs incurred in organizing the Company have been capitalized and are being amortized over five years.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $13,634 for the year ended 2005.

Compensated Absences

Full time, year around employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2005 was deemed immaterial and not accrued.

NOTE 2. TEMPORARY INVESTMENTS

Temporary investments include funds in money market accounts and certificates of deposits.

NOTE 3. LEASES

The Company leases office space from Design Basics, Inc. The lease expires February 29, 2008.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2005:

2006	48,777
2007	48,777
2008	8,130
	105,684

8

NOTE 4.   RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $3,702 for 2005.

NOTE 5.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $119,074 which was $69,074 in excess of its required net capital. The Company's net capital ratio was .41 to 1.

NOTE 6.   BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc.

The agreement is for a one year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one year periods.

ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2005

NET CAPITAL

Total members' equity		169,187
Deduct members' equity not allowable for net capital		
Total members' equity qualified for net capital		169,187
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		169,187
Deductions and/or charges		
A. Nonallowable assets		
Accounts receivable employees	360	
12b-1 and insurance fees receivable	13,422	
Prepaid expenses	20,534	
Furniture and equipment	9,986	
B. Other deductions and/or charges		
Insurance	4,000	48,302
Net capital before haircuts on securities positions		120,885
Haircuts on securities		
A. Trading and investment securities		
Other securities	1,811	
B. Other		
Certificate of deposit		1,811
NET CAPITAL		**119,074**

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	7,421
Salaries and commissions accrued	39,136
Taxes accrued	2,699
Items not included in statement of financial condition	
None	
Total aggregate indebtedness	49,256

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Minimum net capital required
        Company   50,000

    Excess net capital at 1500%   69,074

    Excess net capital at 1000%   114,148

    Ratio: Aggregate indebtedness to net capital   .41 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
    Net capital, as reported in Company's Part II (unaudited)
        FOCUS report   119,074
    Audit adjustments:
        None

    Net capital per audited financial statements   119,074

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF DECEMBER 31, 2005

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker - dealer on a fully disclosed basis.

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Members
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental schedules of Teckmeyer Financial Services, L.L.C. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not to provide
assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of Securities Exchange Commission (SEC), we have made a study
of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic compu-
tations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not
carry securities accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal
   Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide management with reasonable
but not absolute assurance that assets for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition and that transactions are executed in accordance with manage-
ment's authorization and recorded properly to permit preparation of financial statements in accordance
with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices
and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dana Cole + Company, LLP

Lincoln, Nebraska
February 10, 2006